SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2013

Commission File Number: 001-13464

Telecom Argentina S.A.
(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107
Buenos Aires, Argentina
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS
Item

1.	English translation of letter dated April 16, 2013 to the to the Buenos Aitres Stock Exchange regarding cumulative vote notification from ANSES

FREE TRANSLATION
FOR IMMEDIATE RELEASE

Buenos Aires, April 17, 2013

SECURITIES AND EXCHANGE COMMISSION

Dear Sirs,

RE.:	Ordinary Telecom Argentina Shareholders Meeting to be held on April 23, 2013. Notice of the exercise of cumulative vote

Dear Sir,

I am writing you as Attorney-in-fact of Telecom Argentina S.A (“Telecom Argentina” or the “Company”) to inform you that yesterday, within the framework of Decree Nº 1278/2012, the National Department of Companies with Argentine Government Participation (“Dirección Nacional de Empresas con Participación del Estado”) has notified us of the intention of the National Social Security Administration, ANSES (“Administración Nacional de la Seguridad Social”), in its role as shareholder of Telecom Argentina, to exercise the mechanism of cumulative vote in items 7, 8, 12 and 13 of the Agenda of the referred Shareholders’ Meeting, related to the designation of directors, alternate directors, members and alternate members of the Supervisory Committee.

Yours sincerely,

María Delia Carrera Sala
Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	April 17, 2013	By:	/s/ Enrique Garrido
			Name:	Enrique Garrido
			Title:	Chairman